

July 16, 2012

Via E-mail
Mr. Timothy P. Dooley
Chief Financial Officer
Republic Airways Holdings Inc.
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

> **Re:** **Republic Airways Holdings Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the three months ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 000-49697**

Dear Mr. Dooley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Quarterly Information (unaudited), page 50

1. We note that you have significant fluctuations between quarters as shown in the quarterly data for both 2010 and 2011. Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Please revise to comply with the disclosure requirements of Item 302(a)(3) in future filings.

Financial Statements, page 52
Notes to Consolidated Financial Statements, page 58
2. Summary of Significant Accounting Policies, page 60
Fixed-fee Services Revenues, page 64

2. We note that revenue recognized under fixed-fee service agreements, or capacity
    purchase agreements, with your partners is recognized on a gross basis. We also note
    that in the last few years you have revised or added capacity purchase agreements. In
    light of these recent changes, please tell us why you continue to believe that gross
    revenue recognition is appropriate, including your analysis of your capacity purchase
    agreements under the AICPA Airline guide, sections 9.66 through 9.73. Your response
    should address whether your capacity purchase agreements with each carrier have
    differing elements that would require a different revenue presentation depending on the
    terms of each agreement. In this regard, we note that for some agreements, certain
    expenses not billed to you are not recorded in the financial statements, other pass through
    costs are recognized on a gross basis. Your response should clarify which costs are
    recognized on a gross basis and which costs are not recognized for each agreement if the
    terms differ and provide the rationale that supports the basis for your conclusions.

4. Acquisitions and Divestitures, page 68

3. We note from page 70 that the assets acquired in the calculation of gain on bargain
    purchase include $37 million of cash injected into Frontier from Republic. Please tell us
    when such cash was injected into Republic and why it is appropriate to include cash
    given to Frontier as part of the assets acquired, and therefore increasing the gain on
    bargain purchase. We may have further comment upon receipt of your response.

Form 10-Q for the Three Months ended March 31, 2012

Consolidated Statements of Comprehensive Loss, page 4

4. We note from your quarterly report on Form 10-Q for the quarter ended March 31, 2012
    that charter revenue is disclosed on the face of the statements of comprehensive loss. To
    the extent the amount is material, please explain to us, and revise the notes to your
    financial statements to disclose, your revenue recognition policy for charter revenues.

Form 8-K dated June 27, 2012

5. We note your disclosure that on June 21, 2012, Frontier granted to FAPAInvest, units
    representing the right to receive cash and/or registered shares of Frontier in an aggregate
    amount of $7.074 million. Please explain to us how you accounted for the issuance of
    these shares in the second quarter of fiscal 2012 in accordance with ASC 718.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ David R. Humphrey, for

Linda Cvrkel
Branch Chief